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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196052

PROSPECTUS SUPPLEMENT NO. 1
to Prospectus dated June 4, 2014

KKR & Co. L.P.

3,665,560 Common Units

Representing Limited Partner Interests

        This Prospectus Supplement No. 1 updates, amends and supplements the information previously included under the section entitled "Selling Securityholders" on pages 43 to 44 of our prospectus, dated June 4, 2014 (the "Prospectus").

        This Prospectus Supplement No. 1 and the Prospectus relate to up to 3,665,560 of our common units that may be offered for sale from time to time by the Selling Securityholders described in this Prospectus Supplement No. 1 and the Prospectus. The common units have been issued by us to the Selling Securityholders pursuant to agreements entered into in connection with our acquisition of Prisma Capital Partners LP and its affiliates ("Prisma") on October 1, 2012, which we refer to as the "Prisma Transaction".

        We are not offering any common units for sale under this Prospectus Supplement No. 1 and the Prospectus, and we will not receive any proceeds from the sale of common units by the Selling Securityholders.

        Our common units are listed on the New York Stock Exchange under the symbol "KKR." The last reported sale price of our common units on August 13, 2014 was $23.26 per common unit.

        This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent this Prospectus Supplement No. 1 modifies or supersedes such statement. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.

        In reviewing this Prospectus Supplement No. 1 and the Prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 2 of the Prospectus, as supplemented, and in the "Risk Factors" section of our periodic reports filed with the Securities and Exchange Commission.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 1 or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 14, 2014.

 SELLING SECURITYHOLDERS

        We have prepared this Prospectus Supplement No. 1 and the Prospectus to allow the selling unitholders described below (the "Selling Securityholders") to sell or otherwise dispose of, from time to time, up to an aggregate of 3,665,560 of our common units. These common units have been issued by us to the Selling Securityholders in connection with the Prisma Transaction.

        On October 1, 2012 (the "Closing Date"), KKR Management Holdings L.P. completed the acquisition of Prisma Capital Partners LP and its affiliates. Pursuant to agreements entered into in connection with the Prisma Transaction and subject to the limitations therein, we agreed to make future purchase price payments to the Selling Securityholders, in the years 2014 and 2017, contingent on whether the Prisma business grows to achieve certain operating performance metrics when measured in such years. KKR has the right in its sole discretion, to pay a portion of such contingent payments, if any, in KKR & Co. L.P. common units rather than in cash.

        The table below presents information as of August 13, 2014 regarding (i) the Selling Securityholders, (ii) the common units beneficially owned by each of them after giving effect to the issuance of common units that they have received from us in 2014 in connection with the Prisma Transaction, (iii) the common units that they may sell or otherwise dispose of from time to time under this Prospectus Supplement No. 1 and the Prospectus, and (iv) the beneficial ownership of our common units by the Selling Securityholders as adjusted to reflect the assumed sale of all of the common units offered under this Prospectus Supplement No. 1 and the Prospectus.

        We have prepared the following table based on information given to us by, or on behalf of, the Selling Securityholders on or before August 4, 2014. We have not independently verified this information. Information about the Selling Securityholders may change over time. The term "Selling Securityholders" includes the Selling Securityholders listed below and their pledgees, assignees, transferees, donees and successors-in-interest. We may amend or supplement this Prospectus Supplement No. 1 and the Prospectus from time to time in the future to update or change this list of selling securityholders and common units which may be offered and sold to identify such pledgees, assignees, transferees, donees and successors-in-interest. The registration of these common units does not necessarily mean that the Selling Securityholders will sell all or any of the common units. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, common units in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

        Unless otherwise indicated below under "Material Relationships with the Selling Securityholders," based on representations made to us by the Selling Securityholders, none of the Selling Securityholders has or within the past three years has had, any position, office or other material relationship with us or any of our affiliates. To our knowledge, certain Selling Securityholders are broker-dealers or affiliates of broker-dealers. To our knowledge, none of the Selling Securityholders, at the time of the acquisition, have direct or indirect agreements or understandings with any person to distribute any common units. Certain of our affiliates, including KKR Capital Markets LLC, are broker-dealers.

        None of the Selling Securityholders beneficially own 1% or more of our outstanding common units, based on 415,463,584 common units outstanding as of August 5, 2014. The address of Pearl Holdings, Inc. I is 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499. The address of each of the

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Selling Securityholders other than Pearl Holdings, Inc. I is c/o Prisma Capital Partners LP, One Penn Plaza, Suite 3515, New York, NY 10119.

Name of Selling Securityholder	Beneficially Owned Prior to the Sale of All Units Covered by this Prospectus Supplement No. 1 and Prospectus(1)	Covered by this Prospectus Supplement No. 1 and Prospectus(2)	Beneficially Owned After the Sale of All Units Covered by this Prospectus Supplement No. 1 and Prospectus
Pearl Holdings, Inc. I	754,673	754,673	0
Other Selling Securityholders(3)	3,456,859	2,910,887	545,972

(1)
"Beneficial ownership" means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The number of common units beneficially owned is determined as of August 4, 2014 and includes (i) all common units held by each Selling Securityholder as of August 4, 2014, (ii) restricted equity units which vest within 60 days from the date of this Prospectus Supplement No. 1 and are exchangeable into our common units, and (iii) common units issued to each Selling Securityholder in connection with the 2014 contingent purchase price payment for the Prisma Transaction.

(2)
Only 40.4% of the common units covered by this Prospectus Supplement No. 1 and this Prospectus is subject to transfer restrictions for a period of 60 days following the date of this Prospectus Supplement No. 1, pursuant to agreements entered into in connection with the Prisma Transaction.

(3)
Consists of holders that in the aggregate beneficially own less than 1% of the common units as of August 4, 2014.

Material Relationships with the Selling Securityholders

        As of August 13, 2014, a majority of the Other Selling Securityholders are employees of Prisma Capital Partners LP, which is a subsidiary of KKR & Co. L.P. Certain Other Selling Securityholders provide advisory services to Prisma Capital Partners LP.

        On the Closing Date, we also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Selling Securityholders, pursuant to which we agreed to register for resale by such Selling Securityholders the KKR common units that are issued to them in connection with the Prisma Transaction. The registration statement, of which this Prospectus Supplement No. 1 and the Prospectus forms part, has been filed pursuant to the requirements of the Registration Rights Agreement. We are required to maintain the effectiveness of the registration statement until the earliest to occur of (i) the date that all registrable securities have been sold pursuant to such registration statement, (ii) the date upon which the registrable securities are able to be sold pursuant to Rule 144 under the Securities Act without period or volume limitation or (iii) the date such registrable securities cease to be outstanding.

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SELLING SECURITYHOLDERS